Filed by AbbVie Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Shire plc

Commission File No. for Registration Statement

on Form S-4 filed by AbbVie Private Limited: 333-198286

On September 29, 2014, AbbVie Inc. made the following communication to its employees:

Dear Colleagues,

Last week AbbVie and Shire colleagues attended a joint integration planning meeting, as we aim for a fourth-quarter close.

The meeting was an opportunity for AbbVie and Shire counterparts to meet in person and learn more about each other’s organizations in preparation for a successful Day One.  The key objectives of the meeting were to begin building relationships with one another and provide a common understanding of the integration planning strategy.  Our focus right now is on high-priority items and Day One must-haves.  Post-close, we will concentrate on remaining requirements in a coordinated manner until we are fully integrated.

At the meeting, participants heard from Rick Gonzalez and Flemming Ornskov, Shire’s Chief Executive Officer, to learn more about each company. Functional team leads from both companies worked together to create Day One functional integration plans and identified potential issues, dependencies requiring coordination and additional areas of opportunity. These plans are the foundation to support all areas of integration planning needs and opportunities going forward. Teams will finalize Day One plans by mid-October so that we may begin implementing key tasks in order to ensure business continuity on Day One.

In addition, last week Rick Gonzalez, Tim Richmond and I had the opportunity to visit Shire’s offices in Lexington, Massachusetts, to meet with many of our future colleagues and take a tour of one of their plants.

Following these meetings, it’s clear that we have many shared traits and values as well as similar cultures. Both companies have a strong commitment to the patient and both integration planning teams are committed to successful preparation for Day One.

We will continue to communicate key information and updates from the AbbVie Transition Office (ATO) as we move forward in the planning process and remember, you can always access the announcements and materials regarding the transaction by visiting the microsite. In the meantime, should you have any questions/comments, please contact your function’s team lead as your primary contact or from the ATO: Rachel Strick, Director, Program Management, Kelly Ingold, Controller, or Matt Johnson, Vice President.

Best regards,

Chris Turek
Vice President, Enterprise Strategies

No Offer or Solicitation

This release is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this release in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find It

In furtherance of the combination, AbbVie Private Limited (“New AbbVie”) has filed with the SEC a registration statement on Form S-4 containing a preliminary Proxy Statement of AbbVie that also constitutes a preliminary Prospectus of New AbbVie relating to the New AbbVie Shares to be issued to New AbbVie Stockholders in the combination. In addition, AbbVie, New AbbVie and Shire may file additional documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ABBVIE AND SHIRE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Those documents, when filed, as well as AbbVie’s and New AbbVie’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at AbbVie’s website at www.abbvieinvestor.com and at Shire’s website at www.shire.com. AbbVie plans to mail its stockholders the definitive proxy statement/prospectus after the registration statement on Form S-4 is declared effective by the SEC. It is expected that the New AbbVie shares to be issued to Shire shareholders under a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

Participants in the Solicitation

AbbVie, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the proxy statement/prospectus. Information about the directors and executive officers of AbbVie is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 24, 2014. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus filed with the SEC.

Forward-Looking Statements

This announcement contains certain forward-looking statements with respect to a combination involving AbbVie and Shire. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that necessary regulatory approvals or stockholder approvals will not be obtained or any of the other conditions to the combination will not be satisfied, adverse effects on the market price of AbbVie Shares and on AbbVie’s or Shire’s operating results because of a failure to complete the combination, failure to realise the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of AbbVie shares or Shire shares, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of AbbVie’s or, as the case may be, Shire’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this release could cause AbbVie’s plans with respect to Shire, AbbVie’s or Shire’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this release are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this release. Additional information about economic, competitive, governmental, technological and other factors that may affect AbbVie is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2013 Annual Report on Form 10-K and in Item 1A, “Risk Factors” of Part II of AbbVie’s second quarter 2014 Quarterly Report on Form 10-Q, which have been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this release.  Neither AbbVie nor Shire undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.